April 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), and as discussed with the Staff on April 13, 2017, we hereby transmit this letter in response to oral comments from the (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to comments one and two contained in the Staff’s letter, dated January 30, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2017 (File No. 333-210933) (the “Registration Statement”).

Recent Developments, page 1

1.

We note that the January 12, 2017 section of the “IR News- News of Interest to Investors” page of your website regarding you being “named a ‘major contender’” indicates that “Bioflux has received FDA clearance for it’s software…” but does not mention that you must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product. You also link from that page on your website to (1) an article indicating that your product has received “necessary 501k clearances” from the FDA and (2) an article indicating that you paid for distribution of the statement that “Bioflux has recently received the necessary 501k clearance from the Food & Drug Administration.” Please provide us your analysis of (1) how investors would know from these articles that you still must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product, and (2) the materiality of any liability for any potential claims made by investors related to your statements like those cited in the first two sentence of this comment.

Oral Comment: The Company should consider including a risk factor pertaining to the Company’s’ potential  liability related to the statements about the Company’s FDA Approval.

In response to the Staff’s comment, the Company will include following risk factor:

“The Company could be subject to liability related to certain inaccurate statements about its purported FDA approval

On January 3, 2017 a firm that the Company had engaged, but without the Company’s input or knowledge, published an article titled “Wearable Devices Market Continues to be Driven by Innovation.” A portion of this article was also inadvertently posted on the Company’s website. The article contained certain inaccuracies in that it stated that the Company had received the necessary Food and Drug Administration clearance, which the Company has not obtained.  The firm has removed this article from its source websites and the Company has removed the excerpt that it has posted from its website. However, the Company could still be subject to liability for this statement and other similar statements on the Company’s website or otherwise available on the internet.”

2.

Please provide us your analysis of whether the articles mentioned above are free writing prospectuses as defined in Rule 405. Cite in your response all authority on which you rely. Also address in your response all involvement that you had in the preparation and review of the articles, your involvement in your identification as a “major player,” any amount you paid for preparation and distribution of the articles, and the date that your agreement with the sources of the articles began and will end.

Oral comment: Could the article be considered a free writing prospectus?

The Company recognizes that the Securities and Exchange Commission views the definition of what constitutes a free writing prospectus broadly and as such the Company acknowledges that the Financial Buzz article could be considered to be a “Free Writing Prospectus.” In order to notify investors of this, the Company would be will include the following risk factor in the Registration Statement:

“The January 3, 2017 Article titled Wearable Devices Market continues to be driven by Innovation could constitute a free writing prospectus

Because the January 3, 2017 article was disseminated prior to the effectiveness of the registration statement that this prospectus forms a part of, it could be considered to be a free writing prospectus in connection with an offering by selling shareholders however the Company is not eligible to use a free writing prospectus and as a result could be subject to liability for improperly using such prospectus.”

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ Gregory Sichenzia

Gregory Sichenzia